UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MAG Silver Corp.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

55903Q104
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of this Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mason Hill Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,295,350
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,295,350
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,295,350
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.65%[1]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

1 This calculation is based on 69,253,876 common shares, without par value, of MAG Silver Corp. (the “Issuer”) outstanding as of November 10, 2015 as reported in the Issuer’s Unaudited Condensed Interim Consolidated Financial Statements, which was filed with the Securities and Exchange Commission on November 13, 2015 as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K.

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Equinox Asset Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,295,350
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,295,350
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,295,350
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.65%[1]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, OO

1See Footnote 1.

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Equinox Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,638,375
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,638,375
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,638,375
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.70%[1]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1See Footnote 1.

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mason Hill Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 568,838
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 568,838
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 568,838
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.82%[1]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1See Footnote 1.

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sean M. Fieler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 27,831
	6.	SHARED VOTING POWER 5,295,350
	7.	SOLE DISPOSITIVE POWER 27,831
	8.	SHARED DISPOSITIVE POWER 5,295,350
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,323,181
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.69%[1]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1See Footnote 1.

Item 1.

(a) Name of Issuer

The issuer is MAG Silver Corp., a company incorporated in British Columbia (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

#770-800 West Pender Street, Vancouver, British Columbia V6C 2V6.

Item 2.

(a) Name of Persons Filing

The persons filing this Amendment No. 3 to Schedule 13G (“Amendment No. 3”) are Mason Hill Advisors LLC, a Delaware limited liability company (“Mason Hill”), Equinox Asset Management LLC, a Delaware limited liability company (“EAM”), Equinox Partners, L.P., a Delaware limited partnership (“Equinox Partners”), Mason Hill Partners, LP, a Delaware Limited Partnership (“Mason Hill Partners”) and Sean M. Fieler (together with Mason Hill, EAM, Equinox Partners and Mason Hill Partners, the “Reporting Persons”).

Mason Hill’s principal business is serving as an investment adviser to certain affiliated funds, including Equinox Partners, Mason Hill Partners.

EAM’s principal business is serving as the sole general partner of each of Equinox Partners and Mason Hill Partners.

Each of Equinox Partners and Mason Hill Partners (together, the “Funds”) is a private investment fund.

Mr. Fieler owns a controlling interest in Mason Hill and is the managing member of each of Mason Hill and EAM.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was attached as Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on June 28, 2013, pursuant to which the Reporting Persons have agreed to file the statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended.

(b) Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is 623 Fifth Avenue, 27th Floor, New York, New York 10022.

(c) Citizenship

Mr. Fieler is a United States citizen.  Each of the other Reporting Persons is organized under the laws of the State of Delaware.

(d) Title of Class of Securities

Common shares, without par value (“Common Shares”).

(e) CUSIP Number

55903Q104

Item 3.

If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check

Whether the Person Filing is a:

(a)

☐

Broker or dealer registered under Section 15 of the Exchange Act;

(b)

☐

Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)

☐

Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)

☐

Investment company registered under Section 8 of the Investment Company Act;

(e)

☐

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)

☐

An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

☐

A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)

☐

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)

☐

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)

☐

Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Each of Mr. Fieler, Mason Hill and EAM may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which each of Equinox Partners and Mason Hill Partners directly beneficially owns. Each of Mr. Fieler, Mason Hill and EAM disclaims beneficial ownership of such Common Shares for all other purposes. Mr. Fieler directly beneficially owns 27,831 Common Shares reported in this Amendment No. 3.

A.  Mason Hill Advisors LLC

(a) Amount beneficially owned

As of December 31, 2015, Mason Hill may be deemed to beneficially own 5,295,350 Common Shares.

(b) Percent of class

The number of Common Shares that Mason Hill may be deemed to beneficially own is 7.65% of the Common Stock outstanding.

(c) Number of shares as to which the person has

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 5,295,350

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 5,295,350

B.  Equinox Asset Management LLC

(a) Amount beneficially owned

As of December 31, 2015, EAM may be deemed to beneficially own 5,295,350 Common Shares.

(b) Percent of class

The number of Common Shares that EAM may be deemed to beneficially own is 7.65% of the Common Stock outstanding.

(c) Number of shares as to which the person has

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 5,295,350

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 5,295,350

C.  Equinox Partners, L.P.

(a) Amount beneficially owned

As of December 31, 2015, Equinox Partners may be deemed to beneficially own 4,638,375 Common Shares.

(b) Percent of class

The number of Common Shares that Equinox Partners may be deemed to beneficially own is 6.70% of the Common Stock outstanding.

(c) Number of shares as to which the person has

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 4,638,375

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 4,638,375

D.  Mason Hill Partners, LP

(a) Amount beneficially owned

As of December 31, 2015, Mason Hill Partners may be deemed to beneficially own 568,838 Common Shares.

(b) Percent of class

The number of Common Shares that Mason Hill Partners may be deemed to beneficially own is 0.82% of the Common Stock outstanding.

(c) Number of shares as to which the person has

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 568,838

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 568,838

E.  Sean M. Fieler

(a) Amount beneficially owned

As of December 31, 2015, Mr. Fieler may be deemed to beneficially own 5,323,181 Common Shares.

(b) Percent of class

The number of Common Shares that Mr. Fieler may be deemed to beneficially own is 7.69% of the Common Stock outstanding.

(c) Number of shares as to which the person has

(i) Sole power to vote or to direct the vote: 27,831

(ii) Shared power to vote or to direct the vote: 5,295,350

(iii) Sole power to dispose or to direct the disposition of: 27,831

(iv) Shared power to dispose or to direct the disposition of: 5,295,350

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See information in Item 2 above.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 2016

MASON HILL ADVISORS LLC	EQUINOX ASSET MANAGEMENT LLC

By: /s/ Sean M. Fieler	By: /s/ Sean M. Fieler
Name: Sean M. Fieler	Name: Sean M. Fieler
Title: Manager	Title: Manager

EQUINOX PARTNERS, L.P.	MASON HILL PARTNERS, LP

By: Equinox Asset Management LLC, its general partner	By: Equinox Asset Management LLC, its general partner

By: /s/ Sean M. Fieler	By: /s/ Sean M. Fieler
Name: Sean M. Fieler	Name: Sean M. Fieler
Title: Manager	Title: Manager

SEAN M. FIELER

By: /s/ Sean M. Fieler